Filed Pursuant to Rule 433

Registration No. 333-177252

Kohl’s Corporation

Final Term Sheet

September 18, 2012

$350,000,000 3.250% Notes due 2023

Issuer:	Kohl’s Corporation

Expected Ratings (Moody’s/S&P/Fitch)*:	Baa1/BBB+/BBB+

Security:	3.250% Notes due 2023

Size:	$350,000,000

Trade Date:	September 18, 2012

Settlement Date:	September 25, 2012 (T+5**)

Interest Payment Dates:	February 1 and August 1 of each year, beginning February 1, 2013

Maturity Date:	February 1, 2023

Coupon (Interest Rate):	3.250%

Price to Public:	99.994%

Yield to Maturity:	3.251%

Spread to Benchmark Treasury:	+ 145 bps

Benchmark Treasury:	UST 1.625% due August 15, 2022

Benchmark Treasury Price and Yield:	98-13; 1.801%

Make-Whole Call:	Prior to November 1, 2022; T+25bps

Par Call:	On or after November 1, 2022

CUSIP/ISIN:	500255 AS3/US500255AS33

Joint Book-Running Managers:	Goldman, Sachs & Co. UBS Securities LLC U.S. Bancorp Investments, Inc.

Co-Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** T+5 Settlement: Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days (such settlement being referred to as “T+3”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade these securities on the date of this issuer free writing prospectus or the next succeeding business day will be required, by virtue of the fact that these securities initially will settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of these securities who wish to trade these securities on the date of this issuer free writing prospectus or the next succeeding business day should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at (866) 471-2526, UBS Securities LLC toll-free at (877) 827-6444 ext. 561-3884 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.

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